Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Data Knights Acquisition Corp. on Amendment No. 3 to Form S-1 (File No. 333-254029) of our report dated April 7, 2021, except for Note 7 and the second paragraph of Note 9 as to which the date is May 4, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Data Knights Acquisition Corp. as of February 26, 2021 and for the period from February 8, 2021 (inception) through February 26, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

May 4, 2021